

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2014

Via E-mail
Raymond R. Quirk
Chief Executive Officer
New Remy Holdco Corp.
601 Riverside Avenue
Jacksonville, FL 32204

> **Re: New Remy Holdco Corp.**
> **Registration Statement on Form S-4**
> **Filed October 6, 2014**
> **File No. 333-199182**

Dear Mr. Quirk:

        We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Notice of Special Meeting of Stockholders

1. Please explain why the proxy statement/prospectus does not include the information required by Item 402(t) of Regulation S-K or the advisory vote required by Rule 14a-21(c) of the Securities Exchange Act of 1934. Refer to Item 5 of Schedule 14A.

Opinion of Financial Advisor to the Special Committee, page 4

2. Please provide us with a copy of the board book and any other materials prepared by UBS Securities LLC.

Opinion of Financial Advisor to the Special Committee, page 45

3. Please revise the discussions of the various financial analyses used by UBS Securities LLC so that the recipients of the proxy statement/prospectus can understand exactly what each analysis indicates. As a general matter, for each included financial analysis and specifically with respect to the financial analyses related to Imaging, please provide sufficient explanation of each step of the analysis and the conclusion such that recipient will understand how the analysis supports a conclusion that the transaction is fair from a financial point of view.

Miscellaneous, page 51

4. Please revise to quantify any fees paid to UBS Securities LLC and its affiliates relating to any material relationship that existed during the past two years between the company and its affiliates and UBS Securities LLC and its affiliates. Refer to Item 1015(b)(4) of Regulation M-A.

Treatment of Stock Options and Other Equity-Based Awards, page 54

5. We note your disclosure in the last sentence that the "treatment of certain grants held by directors of Old Remy who will not continue to serve following the mergers" is discussed in the Interests of Certain Persons in the Transactions section on page 53. We also note that such section does not discuss these grants. Please reconcile and revise the respective sections as applicable.

Material U.S. Federal Income Tax Consequences of the Transactions, page 56

6. We note your discussion of U.S. tax consequences in this section. Item 601(b)(8) of Regulation S-K requires you to file a tax opinion where the tax consequences are material to an investor and a representation as to the tax consequences is set forth in the filing. It appears that a tax opinion would be required since the discussion includes tax consequences that would be material to investors. Please revise this section accordingly and the exhibit index to indicate that a tax opinion and consent of counsel will be filed. For guidance, please refer to Section III of Staff Legal Bulletin No. 19 dated October 14, 2011.

Description of Capital Stock of New Holdco, page 142

7. We note that you qualify the description of your capital stock by reference to the provisions of Delaware law. Please either file the applicable provisions as exhibits to the registration statement or remove this qualification.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
        Robert S. Rachofsky
        Willkie Farr & Gallagher LLP